Minco Silver Corporation

Management’s Discussion and Analysis

For the Period Ended March 31, 2008

This management’s discussion and analysis (“MD&A”), dated May 13, 2008 should be read in conjunction with the accompanying unaudited consolidated financial statements and notes prepared by management for the period ended March 31, 2008 and the audited consolidated financial statements and notes prepared by management for the year ended December 31, 2007. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information, including the above mentioned audited consolidated financial statements for the year ended December 31, 2007 and the MD&A and annual information form (AIF) for the same period, which contain extensive disclosure of the history and properties of the Company, are available on SEDAR and may be accessed at www.sedar.com.

Foreign Exchange Rates

The Company undertakes many transactions in US dollars and Chinese RMB. Information concerning exchange rates between these currencies and the Canadian dollar is summarized below:

	RMB	US$
2007 1st quarter average	6.6340	0.8537
March 31, 2007	6.6996	0.8655
2007 average	7.1192	0.9356
December 31, 2007	7.4557	1.0194
2008 1st quarter average	7.1447	0.9961
March 31, 2008	6.8700	0.9783

Company Overview

Minco Silver Corporation was incorporated under the laws of British Columbia, Canada on August 20, 2004. Minco Silver Corporation is engaged in the acquisition and exploration of silver dominant mineral properties in the People’s Republic of China. At the date of this MD&A, Minco Gold Corporation (“Minco Gold” – formerly Minco Mining & Metals Corporation) owns 41.59% of the Company.

In 2004, the Company, Minco Gold and Silver Standard Resources Inc. (“Silver Standard”) entered into a strategic alliance to jointly pursue silver opportunities in China. As part of the agreement, the Company will be the exclusive entity for both parties to pursue silver projects in China. The Company and Silver Standard have one common director.

Properties

The Company’s principal property is the Fuwan Silver Project located in Guangdong Province, China.  The Company’s objective is to explore and develop the Fuwan Silver Property with a view to commencing commercial mining operations on the property. The Company will also be seeking to identify new silver projects in China for possible exploration and development by way of joint venture or otherwise.

On April 16, 2004, Minco Gold entered into a preliminary joint venture agreement with third parties to explore and develop a mineral property known as the Changkeng Property in Guangdong Province, China.  The target mineral in the Changkeng Property is gold but the property is also known to contain silver mineralization.  The gold and silver zones on the Changkeng Property are geologically distinct and can be mined as separate entities without interference. In this MD&A, the silver zone on the Changkeng Property is referred to as the “Changkeng Silver Interest”.

On August 20, 2004, Minco Gold transferred the following mineral interests to the Company in exchange for 14,000,000 common shares:

(a)

The right to earn a 51% interest in the Changkeng Silver Interest;

(b)

A preliminary joint venture agreement in relation to the exploration and development of the Fuwan silver deposit; and

(c)

New exploration permits acquired or to be acquired in respect of certain mineral properties adjoining the Fuwan and Changkeng properties and known as the Guanhuantang, Luoke-Jilinggang and Guyegang-Sanyatang properties and the Dadinggang property.

Minco Gold was the sole shareholder of the Company and the two companies had common management at the time of the transaction.  As at the date of transfer, Minco Gold had expended $63,331 in preliminary exploration costs for property maintenance. The Company’s right to the Changkeng Silver Interest is dependent upon Minco Gold’s interest in the Changkeng Property in accordance with the terms of a joint venture agreement, to which the Company is not a party. The Company’s interest in the silver mineralization underlying the Changkeng Property will be lost or impaired in the event that Minco Gold loses any or all of its interest in the Changkeng Property.

On September 28, 2004, the Company signed a joint venture agreement with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan Silver Project.  The joint venture agreement provided for the Company and GGEDC to incorporate a Sino-Foreign joint venture company, with equity interests of 70% and 30%, respectively.  The joint venture company was never formed and the Company had provided all of the funding to explore and develop the Fuwan Silver Project.  On January 10, 2006, the Company and GGEDC agreed that the joint venture would no longer be pursued and that the Company should assume a 100% interest in the Fuwan Silver Project.  Consequently, the Company is

now responsible for all of the exploration and development expenditures on the property.  GGEDC will, however, continue to provide professional services and technical assistance to the Company in relation to the Company’s mining activities in Guangdong Province, China in return for a 10% net profit interest in the Fuwan Silver Project.

The cost of the exploration permit in respect of the Fuwan Silver Project (the “Fuwan Exploration Permit”) has been independently appraised at approximately $1.47 million (RMB10,330,000). On July 20, 2005, the Ministry of Land and Resources, China, approved the transfer of Fuwan Exploration Permit to Minco Mining (China) Corporation (“Minco China”), a wholly-owned subsidiary of Minco Gold. As of December 31, 2007, the total amount of the exploration permit had been fully paid.

The Company completed two verification drill holes on the Fuwan Silver Project located in Guangdong, China to verify results of previous drilling reported by the No. 757 Geo-exploration team of Guangdong Geological Exploration Bureau (“757 Exploration Team”), an entity owned and controlled by the Guangdong Geological Bureau of the Government of China. Drilling was supervised by Minco China’s staff, and logging and sampling were undertaken by Minco China’s project geologist.  Samples from the verification drill holes were analyzed by fire assay (FA) at the Beijing General Institute of Mining and Metallurgy and provided results similar to the original.

On April 7, 2005, Minco China, on behalf of the Company, received reconnaissance survey exploration permits (“exploration licenses”) from the Ministry of Land and Resources of China for three properties as follows:

a) Guanhuatang silver and multi-metals property;

b) Luoke-Jilinggang silver and multi-metals property; and

c) Guyegang-Sanyatang silver and multi-metals property.

These three exploration licenses are located in the Sanzhou basin, Guangdong Province, China. Two exploration licenses, the Luoke-Jilinggang (75.55 sq. km.) and the Guyegang-Sanyatang (91.91 sq. km) with a total area of 167.46 sq. km, cover a major part of the northeast-trending Fuwan silver belt which hosts the known gold and silver occurrences in the Sanzhou basin, including the Fuwan silver and Changkeng gold projects.

Several gold-silver soil anomalies have been outlined on the two licensed areas. Major silver showings were discovered in the Luzhou and Dieping areas through the follow-up of the anomalies by the 757 Exploration Team.

The Guanhuatang license consists of a total area of 37.38 sq. km located at the south margin of the Sanzhou Basin and covers several silver-copper-lead-zinc occurrences. Exploration work is quite limited in this area.

P & E Mining Consultants Inc., a Brampton, Ontario based mining consulting company, was retained by the Company to prepare an independent technical report on the Fuwan Property. The report entitled “Technical Report and Resource Estimate on the Fuwan Property, Guangdong Province, China” dated November 3, 2005 is available on SEDAR at www.sedar.com. The report was updated on September 25, 2006 and amended and revised on November 2, 2006 and these are also available on SEDAR. The Technical

Report and Resource Estimate was updated on April 15, 2007 and December 11, 2007 and both updates are also available on SEDAR.

A Preliminary Economic Assessment (PEA) was completed and released on October 22, 2007.  The positive PEA report was prepared by SRK Consulting Inc. and is available on SEDAR.

Minco China applied for an exploration permit in respect of the Dadinggang Property (the “Daginggang Application”) in August 2005. This application has been approved in December 2006 by the Ministry of Lands and Resources. The Dadinggang area (0.395 sq. km.), which covers the northeast extension of the Fuwan Silver Project, has been added to the Luoke-Jilinggang exploration permit. The area of the Luoke-Jilinggang permit has thus been adjusted from 75.55km2 to 75.94km2.

Drilling Programs

In 2007, the Company completed the Phase 3 drilling program and initiated the Phase 4, 5 and 6 programs as well as a hydrogeological drilling program. The Phase 3, 4 and 5 drilling programs, as well as the hydrogeological drilling program, were completed in 2007 and Phase 6 was completed in the first quarter of 2008:

•

Phase 3 drilling program – 6 drill holes for a total of 1,351.89 meters were completed in 2007. The drilling program was designed to confirm the assay results from the 757 Exploration Team.

•

Phase 4 drilling program – 41 drill holes for a total of 10,776.16 meters were completed. The drilling program was designed to upgrade the resource estimate and to expand the silver mineralization along strike and down dip.

•

Phase 5 drilling program – 23 drill holes for a total of 5,468.9 meters were completed. The drilling program was designed to upgrade the resource estimate and to expand the silver mineralization along strike and down dip.

•

Hydrogeological drilling program – 11 drill holes for a total of 2,741.48 meters were completed. As outlined in the recent PEA completed by SRK Consulting Inc., the proposed mining area is located approximately 600 m west of the Xijiang River, and 600 m south of the Changkeng Ditch and is contained within an envelope between sections 43W and 16E. The deposit is situated within a known karst environment, therefore potential inflows and the infrastructure required to manage those flows must be verified by further work. Exploration drilling indicates that mining will proceed in a southwest direction away from the river. Pumping tests from open holes have returned varying inflow rates from 0.25m3/day to 1,300m3/day (0.003 L/s to 15 L/s) with varying related draw downs in each test hole. Based upon the available data, important conclusions from the report prepared by SRK include the following:

•

Initial testing, done to date, at the Fuwan Silver Project has not indicated that excessive water inflow would be encountered during mine development.

•

Testing done to date indicates that the Xijiang River appears to be poorly connected hydraulically with the proposed underground mine envelope.

•

Verification drilling program – 6 drill holes for a total of 1,870.55 meters were completed. The program was designed to comply with the requirements of resource reporting standards in the People’s Republic of China. These additional drill holes were completed within the area which is considered as an initial mining area. The purpose was to make additional intersections within the regular 60 m by 60 m drilling grid to prove continuity of mineralized zones. The drill holes were successfully completed and proved consistency and the current interpretation of Fuwan mineralization.

•

Phase 6 drilling program – the Phase 6 program primarily consists of step-out drilling designed to expand the resource. The program is in progress, to date 75 drill holes for a total of 20,338.14m have been completed (these numbers include 2 condemnation drill holes). The program is to further test the silver mineralization within the Fuwan property and attempt to extend the known mineralization to the southwest and southeast respectively. Step-out drilling is also planned to potentially further extend the known mineralization down-dip and along strike of the Fuwan trend. Drill spacing for the Phase 6 program varies from 40 x 80 meters to 160 x 160 meters.

•

Condemnation drilling program – this program is a part of Phase 6 drilling program. It was initiated in 2007 and is still in progress. Two drill holes for a total of 571.05 meters completed. Condemnation drilling is planned for the proposed mill site from the Conceptual Site Layout prepared by SRK Consulting. This area will be tested for mineralization and major structures, and will provide data for future mill design considerations. The two drill holes completed to date did not reveal any mineralization within the tested area.

All of the various programs that have been completed in 2007 and early 2008 comprise 162 drill holes for a total of 42,547.12 meters.

The assay results from the Phase 3, Phase 4, and Phase 5 drilling programs and for some of the Phase 6 drilling program holes can be reviewed on the Company’s website at www.mincosilver.ca or at www.sedar.com.

Resource Estimates

On May 12, 2008, the Company updated the resource estimate for the Fuwan Silver Project taking into consideration the drilling programs Phases 1 to 6. This resource update has upgraded the indicated resource from 11.9 million tonnes containing 71.6 million ounces of silver to 16.0 million tonnes containing 93.5 million ounces of silver, representing an increase of 31% in the indicated resource. The total indicated silver resource is reported to be 93.5 million ounces and the total inferred silver resource is 63.3 million ounces for an overall increase of 13.8 million ounces (9.7%) of silver. The purpose of this resource estimate was to:

•

Expand the indicated resources for inclusion in the ongoing Feasibility Study

•

Expand the overall Fuwan Silver Deposit resource base

•

Estimate silver resources that reflect Minco Silver's current exploration permit holdings.

•

Estimate silver resources on Minco Silver's 51% interest in the adjoining Changkeng license area.

Diamond drill data from a total of 422 holes was used for the resource calculation. These programs were conducted on a 60m x 60m diagonal spacing within the existing 80m x 80m rectangular drill grid spacing. These recent drilling programs were designed primarily for the upgrading of inferred resources to the indicated classification. The Fuwan Silver Project remains open along strike to the southwest and up and down its relatively flat dip to the northwest and southeast.

The resource estimate prepared on the Fuwan Silver Project includes Au, Pb and Zn credits and is reported as an Indicated Resource of 15,975,000 tonnes at 182g/t Ag, 0.20g/t Au, 0.20% Pb and 0.57% Zn and an Inferred Resource of 11,290,000 tonnes at 174g/t Ag, 0.26g/t Au, 0.27% Pb and 0.73% Zn. Details of the resources residing on the Changkeng and Fuwan properties are shown in table 1.

Resource Estimate1 @ 40g/t Ag Cut-Off Grade.

Resource Area & Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Fuwan Permits Indicated	13,948,000	188	84,268,000	0.17	0.20	0.56
Changkeng Permit Indicated**	2,027,000	142	9,235,000	0.40	0.20	0.61
Total Indicated	15,975,000	182	93,503,000	0.20	0.20	0.57

Fuwan Permits Inferred	10,241,000	171	56,147,000	0.26	0.26	0.72
Changkeng Permit Inferred ***	1,049,000	212	7,136,000	0.29	0.37	0.86
Total Inferred[2]	11,290,000	174	63,283,000	0.26	0.27	0.73

** The indicated resources reported on the Changkeng permit represent 51% of the actual indicated resources which reflects the proportion of ownership by Minco Silver Corporation. Total Changkeng indicated silver resources are 4,054,000 tonnes and 18,470,000 ounces of silver.

*** The inferred resources reported on the Changkeng permit represent 51% of the actual inferred resources which reflects the proportion of ownership by Minco Silver Corporation. Total Changkeng inferred silver resources are 2,098,000 tonnes and 14,272,000 ounces of silver.

1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

For the purposes of the resource update report, the resource was defined using April 2008 24 month trailing average metal prices of US$13.69/oz Ag, US$710/oz Au, US$1.01/lb Pb and US$1.48/lb Zn. Costs of $12.00/tonne for mining, $11.50/tonne for processing/tailings management and $5.50/tonne for G&A for a total of $29.00/tonne and a process recovery of 97% for Ag, along with Au, Pb & Zn credits of approximately $10.00/tonne were utilized to derive a cut-off grade of 40 g/t Ag.

The mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

Exploration Programs Proposed for 2008

Once the Phase 6 step-out drill program has been completed in 2008 a new resource estimate will be prepared. The Company will then focus on investigating additional showings along the Fuwan Silver Belt. The 757 Chinese Brigade completed 50,000 soil samples in the mid 90's that identified 3 strong showings on the belt within close proximity to the Fuwan Silver Project.

The planned regional exploration program has a budget of Cdn. $2.5 M and will consist of the following:

•

10,000 m of diamond core drilling testing the main target areas of the south-western strike extension of the Fuwan mineralization, Luzhou, and Dieping areas.

•

30 km of dipole-dipole Induced Polarization survey.

•

300 km of detailed ground magnetic survey on over 70% of the Fuwan Trend.

•

Detailed structural and geological studies of the entire Fuwan Trend.

The geophysical survey is currently underway and is being conducted by Geosan, LLC, of Ulaanbatar, Mongolia.  Geosan is a very experienced geophysical exploration company and has conducted numerous surveys for significant exploration companies in Mongolia.

Permitting

Permitting for the Fuwan Silver Project continued during the first quarter with completion and approval of the “Fuwan Exploration Report”. This is the first of the basic documentary requirements for the Mining License application. As well, compilation of a Chinese Pre-Feasibility study was well underway with completion scheduled for the second quarter. Approval of these two documents will allow the Company to proceed with a number of other statutory documentary requirements. These include a Chinese Environmental Impact Assessment, Mining Area Application and Project approval. Other minor reports will be completed concurrent with these and include a Soil and Water Conservation Report, a Safety Assessment and a Geological Hazard Assessment Report.

Engineering

During the period, the selection process for an International Consulting company to undertake a 43-101 compliant bankable feasibility study was completed. Initiated in late 2007, five companies with Chinese experience were approached to submit bids for the work which is expected to be completed by the end of 2008. Following a comprehensive analysis of the bids, Wardrop Engineering was chosen to lead the study. Environmental aspects of the work will be sub-contracted to Environmental Resources Management (ERM). These will be done to World Bank guidelines. As well, one of the major Chinese Design Institutes, China Nerin Engineering Co Ltd., has been approached to assist Wardrop Engineering with portions of the basic engineering.

Scheduled work for 2008 includes development of an exploration shaft followed by a major decline to access the mineralized zones. The shaft will provide valuable information on the Fuwan structure and supply a bulk sample for possible metallurgical pilot studies. Development work is scheduled to commence in the third quarter of 2008.

Results of Operations

In the following discussion, financial amounts have been rounded to the nearest thousand dollars.

Exploration Costs

The Company’s exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties.

In the first quarter of 2008, the Company spent $1,843,000 on exploration costs while in the same period in 2007, the Company spent $445,000 on exploration costs.

The following is a summary of exploration costs incurred for the Fuwan Property:

	Three months ended March 31, 2008	Three months ended March 31, 2007	Cumulative from August 20, 2004 (inception) to March 31, 2008

Consulting fees	$ 195,662	$ 119,484	$ 1,255,953
Drilling	1,219,224	269,397	5,467,735
Labor costs	82,365	31,759	446,257
Other exploration costs	345,874	23,994	1,522,344
	$ 1,843,125	$ 444,634	$ 8,692,289

Administrative Expenses

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. In the period ended March 31, 2008, the Company spent a total of $675,000 on administrative expenses compared to

$883,000 in the comparative period. The Company shares its Vancouver and China offices with Minco Gold, which allocates a portion of salaries, rent and office administration expenses at cost to the Company.

Significant changes in expenses were:

•

Professional fees (accounting, audit and legal fees) for the period ended March 31, 2008 were $2,000, as compared to $24,000 for the comparative period.  There were no legal services required in the first quarter of 2008 as compared to the prior year period.

•

Personnel costs (comprising salaries, benefits and consulting fees) for the period ended March 31, 2008 were $172,000, compared to $111,000 in the comparative period. The increase is a result of the increase in employees and consultants that occurred after the first quarter of 2007.

•

The Company incurred investor relations expense of $138,000 in the first quarter of 2008, compared to $175,000 in the comparative period.

•

In the period ended March 31, 2008, the Company granted 300,000 stock options to its consultants at the price range from $3.35 to $4.05 per share. The Company recorded $388,000 of stock based compensation expense during the three months ended March 31, 2008 compared to $465,000 for the comparative period.

Interest and Sundry Income

As at March 31, 2008, short-term investments consist of cashable guaranteed investment certificates, corporate bonds and provincial bonds. The yields on these investments were 3.75% to 4.55%.

As at December 31, 2007, short-term investments consist of cashable guaranteed investment certificates, corporate bonds, provincial bonds and bankers’ acceptances. The yields on these investments were 3.75% to 6.75%.

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recently completed quarters.

	2008		2007				2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Interest & sundry income	$ 125,661	$ 207,462	$ 203,236	$ 176,094	$ 202,397	132,598	$ 69,073	$ 65,473
Net income/(loss)	$(2,390,526)	$(3,129,741)	$(1,077,074)	$(1,943,492)	$(1,124,811)	$(2,092,351)	$(933,797)	$(718,804)
Net income/(loss) per share – basic and diluted	$ (0.08)	$ (0.10)	$ 0.03)	$ (0.06)	$ (0.04)	$ (0.07)	$ (0.04)	$ (0.03)

During the periods presented, the Company had no discontinued operations or extraordinary items.

The Company’s operating losses have generally trended higher from 2006 to 2008, reflecting the Company’s higher level of activity as it acquired interests in new properties, undertook new exploration initiatives and expanded its workforce and investor relations activities.

The higher net loss in the first quarter of 2008 reflected increased exploration activity related to the Phase 6 drilling program for the Fuwan Silver Project.

The higher net loss in the fourth quarter of 2007 reflects higher exploration activity related to the Fuwan Silver Project. Increased drilling as well as the completion of a hydrogeological program and the release of a PEA occurred during the quarter.

The net loss increased in the second quarter of 2007 compared to the first quarter of 2007 due to increased drilling and exploration costs on the Fuwan Silver Project.

In the last quarter of 2006, the higher loss reflected drilling activities in Fuwan Silver Project and higher administrative costs due to increased business activity. The Company also increased investor relations initiatives by attending more investment conferences and experienced higher travel and printing costs related to IR activities.

The Company’s losses were higher in the third quarter of 2006 than in the second quarter of 2006, mainly due to more exploration activities on the Fuwan Silver Project. The Company spent $492,000 exploration costs on the Fuwan silver project in this quarter.

Liquidity and Capital Resources

The Company is in the exploration stage and does not generate significant revenues. The Company relies on equity financing for its working capital requirements to fund its exploration, development, investment, and permitting activities.

Cash Flow

In the following discussion, financial amounts have been rounded to the nearest thousand dollars, where possible.

Operating Activities

For the period ended March 31, 2008, cash used in operating activities was $2,283,000 which primarily related to the loss from operations. The cash impact of this loss was partially offset by amortization expense of $11,000 and stock based compensation of $388,000. The loss in the comparative period of $1,672,000 was partially offset by amortization expense of $4,000 and stock based compensation of $465,000.

Financing Activities

For the period ended March 31, 2008, the Company generated cash of $242,000 from the 116,666 stock options exercised at the price range from $1.25 to $2.85 per share and from the 6,000 warrants exercised at $3.45 (2007 - $54,000).

The Company incurred net advances from Minco China of $157,000 in the period ended March 31, 2008 compared to a net repayment of $149,000 in the comparative period.

Investing Activities

For the period ended March 31, 2008, the Company generated $1,088,000 from investing activities compared to $1,735,000 in the same period of 2007. Substantially all of the cash was generated from the redemption of the liquid short-term investments to be used to fund the Company’s activities. The Company also spent $7,000 to purchase new equipment during the three months ended March 31, 2008 compared to $7,000 for the comparative period.

Available Resources

The Company’s cash and short-term investment balance as at March 31, 2008 amounted to $14,977,000, which is sufficient to fund the Company’s operations for the next 12 months.

Share Capital

In October 2005, the Company, Computershare Trust Company of Canada (the “Escrow Agent”) and the principals of the Company (“Principals”) signed an escrow agreement. Pursuant to the escrow agreement, the Principals agreed to deposit an aggregate of 19,190,000 common shares in escrow (the “Escrowed Securities”) with the Escrow Agent.  The escrow agreement provides that the Escrowed Securities will be released as follows: (i) 25% on the date of listing of the Company’s Shares on a Canadian exchange (the “Listing Date”); (ii) 25% six months after the Listing Date; (iii) 25% twelve months after the Listing Date; and (iv) 25% eighteen months after the Listing Date. As at March 31, 2008, all common shares have been released from escrow.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements. As disclosed elsewhere in this MD&A, the Company has certain obligations in respect of the allocation of any profits that may be generated from the Fuwan Property.

Contractual Obligations

a.

The Company has commitments in respect of office leases requiring minimum payments of $57,792, as follows:

2008	$ 26,387
2009	9,774
2010	6,812
2011	5,648
2012	4,367
2013	4,803
$ 57,792

b.     The Company has committed $212,063 for drilling programs on the Fuwan Silver Project.

Transactions with Related Parties

a.

Accounts receivable at March 31, 2008 include $3,715,534 (December 31, 2007 – $1,929,893 due to) due from Minco Gold. The amount due from Minco Gold is unsecured, non-interest bearing and payable on demand.

b.

Due to Minco China at March 31, 2008 was $6,582,202 (December 31, 2007 – $4,639,788), used for expenditures on the Fuwan Property, new silver projects’ investigation, and shared office expenses in Minco China. The amount due to Minco China, a wholly-owned subsidiary of Minco Gold, is unsecured, non-interest bearing and payable on demand.

c.

In the first quarter of 2008, the Company paid consulting fees of $28,125 (March 31, 2007 – $28,125) to companies controlled by the CEO of the Company. These consulting fees are included in exploration costs, property investigation, management fees and investor relations. The Company also paid director’s fees of $16,500 to three independent directors (March 31, 2007 - $12,000).

d.

In the first quarter of 2008, the Company paid or accrued $19,501 (March 31, 2007 – $16,219) in respect of rent, $70,964 (March 31, 2007 – $45,923) in respect of exploration costs, and $170,852 (March 31, 2007 – $217,941) in respect of shared office expenses to Minco Gold.

e.

As disclosed in Note 6 (a), the Company entered into a strategic alliance with Silver Standard, a company which is a shareholder of the Company and which is related by one common director.

The above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based compensation and other stock-based payments.

Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operations.

Changes in Accounting Policies

The Company’s significant accounting policies are described in Note 2 to the December 31, 2007 audited financial statements. There has been no change to the Company’s accounting policies in the current period.

Financial and Other Instruments

Fair value – The fair values of receivables, accounts payable and accrued liabilities approximates their carrying values due to the short-term nature of these financial instruments.

Foreign exchange risk – The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk – The Company is exposed to interest rate risk on its short-term investments.

Credit risk – The Company generally places its short-term investment funds into government and Canadian bank debt securities and is therefore subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

Contingencies

(a)

The Company’s interest in the Changkeng Property relates to the assignment to it by Minco Gold of Minco Gold’s right to earn up to a 51% interest in the Changkeng Property’s silver mineralization pursuant to the Preliminary Changkeng Joint Venture (“JV”) Agreement dated April 16, 2004, superseded by the formal joint venture agreement dated September 28, 2004.  On February 28, 2007 Minco China signed a joint venture agreement with the JV partners to form Guangdong Mingzhong Mining Corporation (“Mingzhong”). Mingzhong received its business license on March 30, 2007.  The original Changkeng exploration permit, which expired in September 2006, has been renewed until September 10, 2008 and was held by No. 757 Exploration Team.  Mingzhong has signed an exploration permit transfer agreement with No. 757 Exploration Team and Mingzhong received the exploration permit subsequent to the end of the year. The Company’s interest in the silver mineralization of the Changkeng Property is entirely dependent on: (i) the Changkeng JV (or Minco Gold directly) maintaining the Changkeng Permit; and (ii) Minco Gold acquiring and maintaining a 51% interest in the Changkeng JV (or in the Changkeng Property).

(b)

There is some risk to the Company’s ownership in all of its mineral interests in China as it does not hold its interests directly. The Company, Minco China and Minco Gold have confirmed pursuant to the Second Confirmation Agreement that Minco China holds the Fuwan Permits on behalf of and in trust for the Company on a temporary basis, until such time as the Company has established a new Chinese corporation, majority controlled by the Company. When the Chinese subsidiary has been established, the Company will direct the permits to be transferred, subject to government approval, from Minco China to the newly established subsidiary. The Company has the sole authority to direct Minco China in the future as to any transfer or other transaction relating to the Fuwan Permits. Minco Gold and Minco China agreed in the Second Confirmation Agreement not to transfer, sell, pledge, grant security interests in, or otherwise encumber, in any manner whatsoever, the Fuwan Permits. In addition, Minco Gold agreed pursuant to the Second Confirmation Agreement not to transfer or sell any of its ownership or equity interest in Minco China or encumber its interest in any way if any of the foregoing, individually or in combination, would have the effect of Minco Gold holding at any point in time less than, on an actual or a fully-diluted calculation basis, a 75% unencumbered ownership interest in Minco China. Likewise, Minco China agreed pursuant to the Second Confirmation Agreement not to enter into any agreement or grant any option or right for the purchase, sale, transfer or issuance of any ownership or equity interests in Minco China if any of the foregoing, individually or in combination, would have the effect of Minco Gold holding at any point in time less than, on an actual or a fully-diluted calculation basis, a 75% unencumbered ownership interest in Minco China.

Outstanding Share Data

At the date of this MD&A, the Company has 31,343,132 common shares, 4,038,365 stock options and 2,869,000 warrants outstanding, for a total of 38,250,497 fully diluted common shares outstanding.